FORM 6-K

              SECURITIES AND EXCHANGE COMMISSION

                  Washington,  D.C.  20549

                 Report of a Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

For the month(s) of: July 1, 1998 to September 30, 1998


NEWCOURT CREDIT GROUP INC.

BCE Place, 181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

 Form 20-F / /          Form 40-F    /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes / /                  No     /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 28,1998

NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary

NEWCOURT CREDIT GROUP INC.

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the nine months ended September 30, 1998




Newcourt Credit Group Inc.

                       CONSOLIDATED BALANCE SHEETS

                             (Unaudited)

                      [in thousands of Canadian dollars]


                                     September 30,   December 31,
                                         1998            1997
                                           $               $

ASSETS
Cash and cash held in escrow              303,733        1,778,413
Finance assets held for investment
  [notes 3 and 5]                      12,778,941        2,185,568
Operating leases held for investment
   and sale [notes 4 and 5]             3,322,238          275,833
Finance assets held for sale            2,316,715        1,091,398
Investment in affiliated companies        329,763          173,918
Accounts receivable, prepaids and other   358,008          181,736
Future income tax receivable              354,934                0
Fixed assets [note 6]                     136,274           87,396
Goodwill [note 7]                       1,913,251          408,754
Total Assets                           21,813,857        6,183,016

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued
  liabilities                           1,151,099         303,968
Debt [note 8]                          16,097,409       2,789,816
Future income tax liability                     0          27,739
Total Liabilities                      17,248,508       3,121,523

Shareholders' Equity
Share capital [note 9]                  4,310,400       2,935,402
Retained earnings                         254,949         126,091
Total Shareholders' Equity              4,565,349       3,061,493
Total Liabilities and
  Shareholders' Equity                 21,813,857       6,183,016

See accompanying notes

Newcourt Credit Group Inc.

        CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                            (Unaudited)

  [in thousands of Canadian dollars, except for per share amounts]



                                              Nine Months Ended
                                       September 30,    September 30,
                                          1998              1997
                                            $                 $
Asset finance income
      Net finance and rental income        595,223           55,156
      Revenue on sale of finance assets    296,095          109,206
      Management and other fees            158,811           27,859
Total asset finance income               1,050,129          192,221

Operating expenses
      Salaries and wages                   325,150           53,544
      Operating and administrative         324,805           52,320
      Depreciation and amortization         92,958           11,040
      Restructuring charge                       0           48,000
Operating income before taxes              307,216           27,317
Provision for (recovery of) income taxes   116,562           (5,818)
Net income for the period                  190,654           33,135
Retained earnings, beginning of period     126,091          100,774
Premium on redemption of preferred
  Securities                               (44,343)               0
Dividends paid on common shares            (17,100)          (6,681)
Options purchased                             (353)          (1,100)
Retained earnings, end of period           254,949          126,128

Earnings per common share:
Basic                                        $1.35            $0.50
Fully diluted                                $1.35            $0.50

See accompanying notes

Newcourt Credit Group Inc.

                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (Unaudited)
                    [in thousands of Canadian dollars]

                                            Nine Months Ended
                                      September 30,   September 30,
                                          1998            1997
                                            $              $

OPERATING ACTIVITIES
Net income for the period                190,654         33,135
Add (deduct) items not requiring
   an outlay of cash
      Future income taxes                 29,159         (8,738)
      Depreciation and amortization       92,958         11,040
      Restructuring charge                     0         48,000
Cash flow from operations                312,771         83,437
Net change in non-cash assets
  and liabilities                        (22,404)      (115,168)
Cash provided by (used in)
  operating activities                   290,367        (31,731)

INVESTING ACTIVITIES
Finance assets, underwritten
  and purchased                      (14,429,783)    (3,916,706)
Finance assets, sold                   7,166,771      2,898,247
Finance assets, repayments and others  4,410,669        565,430
Finance assets and assets held
  for sale                            (2,852,343)      (453,029)
Business acquisitions                 (1,645,029)      (581,682)
Investment in affiliated companies      (155,845)       (24,164)
Purchase of fixed assets                 (31,192)       (64,722)
Cash used in investing activities     (4,684,409)    (1,123,597)

FINANCING ACTIVITIES
Debt issued, net                       2,725,124        721,256
Redemption of preferred securities      (330,903)             0
Issue of common shares, net            2,279,882        473,858
Deferred tax on share issues              33,712          8,079
Dividends paid on common shares          (17,100)        (6,681)
Options purchased                           (353)        (1,100)
Cash provided by financing activities  4,690,362      1,195,412
Increase in cash during the period       296,320         40,084
Cash (net of cash held in escrow of
  $1,771,000 [January 1, 1997 - nil]),
  beginning of period                      7,413         56,151
Cash, end of period                      303,733         96,235

See accompanying notes

1. NATURE OF THE COMPANY'S OPERATIONS

The Company is an independent, non-bank financial services enterprise with operations primarily in Canada and the United States and has recently expanded its operations into the United Kingdom and Australia. The acquisition of AT&T Capital
Corporation ("AT&T Capital") has expanded the Company's operations into Europe, the
Asia/Pacific region, Mexico and South America.
The Company originates, sells and manages asset-based financing by way of secured loans, leases and conditional sales contracts. Generally, the Company retains an interest in the financings it originates. The loan origination activities focus on the commercial and corporate finance segments of the asset-based lending market.

The Company originates loans in the commercial finance market through vendor finance programs.
These agreements are established with select equipment manufacturers, dealers and distributors to provide equipment sales and inventory financing. The Company serves the corporate finance market through financing services it delivers via vendors to major corporations, public sector institutions and governments.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The more significant accounting policies are summarized below:

Principles of consolidation

The consolidated financial statements of the Company include the accounts of all its wholly owned subsidiaries. All inter-company transactions and balances have been eliminated.

Finance assets held for investment

Net investment in finance assets is comprised of loans, the aggregate of capital lease receivables, estimated unguaranteed residual values, unearned income, allowance for credit losses and the Company's investment in securitization receivables. Income is recognized on finance assets held for investment on an actuarial basis which produces a constant rate of return on the investment in finance assets.

Recognition of finance income is generally suspended when, in management's view, a loss is likely to occur but in no event later than 90 days after an account has gone into arrears.
Accrual is resumed when the receivable becomes contractually current and management believes there is no longer any significant probability of loss.

Operating leases held for investment and sale

Equipment under operating leases is generally depreciated over the estimated useful life of the asset. During the term of the related lease, annual depreciation is generally calculated on a straight-line basis based on the estimated unguaranteed residual values at the end of the respective lease terms. Rental revenue is recognized on a straight-line basis over the related lease terms.

Estimated unguaranteed residual values

Estimated unguaranteed residual values are established upon acquisition and leasing of the equipment based upon the estimated value of the equipment at the end of the lease term. Values are determined on the basis of studies prepared by the Company, historical experience and industry data. Although it is reasonably possible that a change in the unguaranteed residual values could occur in the near term, the Company actively manages its residual values by communicating with lessees and vendors during the lease term to encourage lessees to extend their leases or upgrade and enhance their leased equipment. Residual values are continually reviewed and monitored by the Company. Declines in residual values for capital leases are recognized as an immediate charge to income.
Declines in residual values for operating leases are recognized as adjustments to depreciation expense over the shorter of the useful life of the asset or the remaining term of the lease.

Deferred costs

Direct incremental costs of acquisition of finance assets, operating leases and of investing in affiliated companies are deferred and amortized over the shorter of the term of the finance asset or operating lease and the expected period of future benefit. As finance assets are securitized, the unamortized portion of the acquisition costs related to the assets being securitized is expensed. Costs incurred during the pre-operating period of new business ventures are deferred and amortized over the expected period of future benefit.

Allowance for credit losses

Losses on finance assets and the carrying value of repossessed assets are determined by discounting at the rate of interest inherent in the original asset the expected future cash flows of the finance assets including realization of collateral values and estimated recoveries under third party guarantees and vendor support agreements.

General allowances are established for probable losses on loans and leases whose impairment cannot otherwise be measured.

Revenue on sale of finance assets

The Company sells certain of its asset-based financing originations to securitization vehicles.

The securitization transactions are accounted for as sales of finance assets, resulting in the removal of the assets from the Company's consolidated balance sheet, the recording of assets received and the computation of a gain on sale. The asset received is generally cash.
Assets retained represent an interest in the cash flows of the receivables sold. Such retained interest may include cash collateral accounts, excess spread assets, securities backed by the transferred assets and residual interests in securitized trusts. Proceeds on sale are computed as the aggregate of the initial cash consideration and the present value of any additional sale proceeds, net of a provision for anticipated credit losses on the securitized assets and the amount of a normal servicing fee.
The sale of finance assets is recorded when the significant risks and rewards of ownership are transferred.

Income is earned on the securitization
receivables and is recognized on an accrual basis. The carrying value of this asset is reduced, as required, based upon changes in the Company's share of the estimated credit losses on the securitized assets. The Company continues to manage the securitized assets and recognizes income equal to a normal servicing fee over the term of the securitized assets.

Certain finance assets are underwritten and sold to institutional investors for cash. These transactions generate syndication fees for the Company, which generally continues to service these assets on behalf of the investors.

Fees received for syndicating finance assets are included in income when the related transaction is substantially complete provided the yield on any portion of the asset retained by the Company is at least equal to the average yield earned by the other participants involved.

Fixed assets

Fixed assets are recorded at cost.  Depreciation
is provided on a straight-line basis at the
following rates:
      Buildings                          20 years
      Furniture and fixtures             10 years
      Computers and office equipment      5 years

Goodwill

Goodwill is recorded at cost less accumulated amortization. Under generally accepted accounting principles, goodwill can be amortized over a period not to exceed 40 years. The
Company's amortization periods for goodwill range from 20 to 35 years. The valuation and amortization of goodwill is evaluated on an on-going basis and, if considered permanently impaired, is written down. The determination as to whether there has been an impairment in value is made by comparing the carrying value of the goodwill to the projected undiscounted net revenue stream to be generated by the related activity.

Foreign currency translation

Prior to 1998, assets and liabilities denominated in foreign currencies of certain foreign operations were translated using the temporal method, whereby monetary assets and liabilities were converted into Canadian dollars at exchange rates in effect at the consolidated balance sheet dates. Gains and losses on finance assets and debt were deferred and amortized over the remaining lives of the related items on a straight-line basis. Non-monetary assets and liabilities were translated at historical rates.
Revenue and expenses were translated at the exchange rate in effect on the date of the transaction.

As a consequence of the acquisition of AT&T
Capital, the Company's foreign operations function financially and operationally independent of the parent, and therefore are considered, for the purposes of foreign currency translation, to be self-sustaining operations.
As a result, the assets and liabilities of these operations are translated into Canadian dollars at rates in effect at the balance sheet date.
Revenue and expenses are translated at the average exchange rates prevailing during the year. Unrealized foreign currency translation gains and losses on these self-sustaining operations are netted with share capital.

Income taxes

During 1997, the Canadian Institute of Chartered
Accountants approved the adoption of the liability method of accounting for income taxes effective for fiscal years beginning on or after January 1, 2000. Effective January 1, 1996, the
Company adopted the provisions of the standard.
The adoption of the standard amends the Company's method of accounting for income taxes from the comprehensive tax allocation method to an asset and liability approach. Under the asset and liability method, future tax assets and liabilities are provided for all significant temporary differences between the financial statement and tax bases of assets and liabilities and are adjusted for tax rate changes as they occur.

The Company has retroactively adopted this standard. This standard does not have a material impact on the Company's financial position or results of operations in the current period or preceding periods.

Earnings per common share

Basic earnings per common share is computed based on the weighted average number of common shares outstanding during the period. Fully diluted earnings per common share has been computed based on the weighted average number of common shares outstanding after giving effect to the exercise of all outstanding options to acquire common shares.

Derivative financial instruments

Derivative financial instruments are used to hedge the Company's exposure to interest and currency risk by creating positions which are opposite to, and offset, on-balance sheet positions which arise from normal operations.
The most frequently used derivatives are interest rate and currency swaps, bond forwards and foreign exchange forward contracts.

Contract and notional amounts associated with derivative financial instruments are not recorded as assets or liabilities on the balance sheet.
Off-balance sheet treatment is accorded where an exchange of the underlying asset or liability has not occurred or is not assured, or where notional amounts are used solely to determine cash flows to be exchanged.

Swaps and bond forward contracts are accounted for on the accrual basis. Net accrued interest receivable/payable and deferred gains/losses are recorded in accounts payable and accrued liabilities, as appropriate. Realized gains/losses on terminated contracts are recognized/expensed or deferred and amortized over the remaining life of any applicable corresponding position.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas in which estimates are used include residual values, income taxes, retained interests in securitized assets and related reserves, allowance for credit losses, valuation of assets held for sale, restructuring reserves and contingencies.

3. FINANCE ASSETS HELD FOR INVESTMENT

Finance assets held for investment consist of loans, capital leases and the Company's investment in securitization receivables and are as follows:

                                        September 30,    December 31,
                                            1998            1997
                                              $               $

Receivables                               12,067,907        2,005,661
Estimated unguaranteed residual values       834,859           57,421
Unearned income                           (1,176,087)        (190,020)
Allowance for credit losses                 (239,249)         (38,563)
Securitization receivables                 1,291,511          351,069
Finance assets held for investment        12,778,941        2,185,568

As at September 30, 1998, the minimum annual payments are as follows:
                                                                $
Due in one year                                             3,700,272
Due in two years                                            2,446,309
Due in three years                                          1,819,976
Due in four years                                           1,190,066
Due in five years                                             870,836
Thereafter                                                  2,040,448
                                                           12,067,907

Included in finance assets held for investment is US$6,569,560 [December 31, 1997 - US$693,758].

Substantially all of the finance assets held for investment bear interest at varying levels of fixed rates of interest. There are no significant concentrations.

The loans included in finance assets held for investment are collateralized by the related finance assets.


4. OPERATING LEASES HELD FOR INVESTMENT AND SALE

The following is a summary of equipment under operating leases:


                                  September 30,    December 31,
                                     1998             1997
                                       $                $

Original equipment cost:
Information technology              2,205,785         364,608
Telecommunications                  1,014,700               0
Transportation                        618,676               0
Manufacturing                         384,155               0
Healthcare                             23,897               0
General equipment and other           718,593               0
                                    4,965,806         364,608
Less:  accumulated depreciation    (1,724,079)        (88,775)
Rental receivables, net                80,511               0
Investment in operating leases      3,322,238         275,833

Minimum annual future rentals to be received on
non-cancelable operating leases as at September 30, 1998,
are as follows:
                                                       $
Due in one year                                     1,061,634
Due in two years                                      795,754
Due in three years                                    388,547
Due in four years                                     145,133
Due in five years                                      53,986
Thereafter                                             15,956
                                                    2,461,010

Included in operating leases held for investment and sale is US$2,697,857 [December 31, 1997 - $182,824].



5. ALLOWANCE FOR CREDIT LOSSES


An analysis of the Company's allowance for credit losses and its finance assets and operating leases held for investment and sale are as follows:


                                               September 30,    June 30,
                                                   1998           1998
                                                     $              $

Finance assets held for investment and
operating leases held for investment and sale     16,101,179   14,808,323

Allowance for credit losses, beginning of period     261,430      257,763
Provisions for credit losses during the period
  including acquisitions                              36,575       24,223
Write-offs, net of recoveries                        (26,403)     (20,556)
Allowance for credit losses, end of period           271,602      261,430

Allowance as a percentage of investment assets           1.7%         1.8%

Investment assets in arrears (90 days and over)      200,892      153,775

Arrears as a percentage of investment assets             1.2%         1.0%

Investment assets in repossession, at estimated net
  realizable value                                   136,497      107,793



6. FIXED ASSETS


Fixed assets consist of the following:

                          September 30, 1998          December 31, 1997
                                    Accumulated                 Accumulated
                          Cost      depreciation      Cost      depreciation
                           $            $             $              $
Land and buildings       44,363       24,805         14,654         3,281
Furniture and fixtures   83,701       41,909         48,658        15,143
Computers and office
  Equipment             149,038       78,572         56,552        17,300
Other                     5,467        1,009          4,182           926
                        282,569      146,295        124,046        36,650
Net book value          136,274                      87,396


7. ACQUISITIONOn January 12, 1998, the Company purchased all of the outstanding common shares of AT&T Capital for approximately US$1.7 billion
(Cdn $2.4 billion), of which approximately
US$1.15 billion (Cdn $1.6 billion) was paid in cash and the remaining US$550 million (Cdn $789 million) was satisfied through the issuance of approximately 17.6 million common shares of the Company. AT&T Capital is a full-service, diversified equipment leasing and finance company that operates predominately in the United States.

This acquisition has been accounted for as a purchase, and accordingly the Company's consolidated financial statements include the results of operations of the acquired business from the date of acquisition. The net assets acquired are as follows:


                                                               $
Net assets acquired at approximate fair values
Cash                                                            12,346
Finance assets held for investment                           9,380,053
Operating leases held for investment and sale                2,287,583
Accounts receivable, prepaids and other                        498,933
Future income tax receivable                                   327,870
                                                            12,506,785

Accounts payable and accrued liabilities                     1,074,621
Debt                                                        10,213,136
Preferred securities                                           286,560
                                                            11,574,317
Net assets acquired                                            932,468

Consideration
Cash                                                         1,645,029
Common shares                                                  789,997
Total consideration                                          2,435,026
Goodwill                                                     1,502,558

The goodwill amount is subject to adjustment upon final determination of the fair value of assets and liabilities acquired.


8. DEBT


Debt consists of the following:
                                                      September 30,   December 31,
                                                          1998             1997
                                                            $                $
Fixed Rate Debt
U.S. senior notes, bearing interest varying from 6.84%
to 8.26%, maturing in the years 2000 to 2005              311,660          149,011

U.S. senior notes, bearing interest at 8.26%,
maturing in the year 2005                                       0          143,280

Medium term notes, bearing interest rates varying from
4.85% to 9.34% maturing in the years 1998 to 2007       1,102,003        1,118,433

U.S. medium term notes, bearing interest varying from
5.53% to 8.08% maturing in the years 1998 to 2005       6,965,262                0

7.625% debenture, maturing in June, 2001                  124,844          124,802

6.45% debenture, maturing in June, 2002                   149,818          149,782

Other fixed rate debt                                     620,134          270,227

Floating rate debt
Floating rate U.S. medium term notes, interest
periodically reprices based upon various indices, average
interest rate ranges from 5.88% to 6.15%, maturing in
the years 1998 to 2000                                  1,948,451                0

Floating rate medium term notes, interest
 periodically reprices based upon CDOR index,
 maturing in the year 2000                                100,000                0

Commercial paper and other short term borrowings        4,775,237          834,281
                                                       16,097,409        2,789,816


Interest expense on the debt outstanding during the period was $709,733 [1997 - $59,941].

On August 12, 1997, the Company increased its
Canadian bank facility to $750 million.  On May
14, 1997, the Company renewed and increased its U.S. bank facility to US$600 million. The
Canadian bank facility and one-third of the U.S.
bank facility is a 364-day committed unsecured revolving credit facility with a syndicate of Canadian, U.S. and international banks. The remaining two-thirds of the U.S. bank facility is a three-year committed unsecured revolving credit facility. These credit facilities are used as interim funding pending syndication, sale, securitization, collection of proceeds of financing assets, or as support for the Company's
$750 million Canadian commercial paper program and its US$600 million U.S. commercial paper program. The Canadian and U.S. bank facilities attract interest at bankers' acceptance plus 45 basis points and LIBOR plus 45 basis points, respectively.

The Company renegotiated its various bank facilities in April, 1998 to support the existing commercial paper programs and for general corporate purposes. The U.S. bank facility was increased to US$2.3 billion with US$1.535 billion having a term of 364 days and US$765 million having a term of 5 years. In addition, the Canadian bank facility was increased to $1.2 billion with a term of 364 days.

Included in debt is US$9,659,932 [December 31,
1997 - US$1,388,211] of which US$8,991,754
[December 31, 1997 - US$1,323,211] was used to
fund leases and loans which are repayable in U.S.
dollars.

As at September 30, 1998, scheduled annual repayments are as follows:

                                                 $
Due in one year                             10,953,430
Due in two years                             1,571,654
Due in three years                           1,931,686
Due in four years                              460,864
Due in five years                              319,536
Thereafter                                     860,239
                                            16,097,409

9. SHARE CAPITAL

Authorized -
The Company's authorized share capital consists of the following:

[i]	Unlimited Common Shares with voting rights;
[ii]	Unlimited Special Shares without voting rights convertible into Common
Shares on a share-for-share basis; and
[iii]	Unlimited Class A Preference Shares issuable in series.

Outstanding -
The following is a summary of the changes in share capital during the period:

                                          September 30,         December 31,
                                              1998                  1997
                                          #           $         #           $

Subscription Rights
Outstanding, beginning of period      38,500,000   1,758,493           0         0
Exchange for common shares           (38,500,000) (1,758,493)          0         0
Proceeds of rights issue, net                  0           0  38,500,000 1,758,493
Outstanding, end of period                     0           0  38,500,000 1,758,493

Common Shares
Outstanding, beginning of period      83,070,958   1,176,909  60,182,688   415,160
Proceeds of share issue, net                   0           0  13,910,000   481,030
Shares issued for subscription rights 38,500,000   1,725,864           0         0
Shares issued for warrants             8,668,446     572,605           0         0
Issued on acquisition [note 7]        17,633,857     789,997   8,214,843   277,295
Stock options exercised                  402,018       3,359     743,172     2,839
Others                                    17,803       1,138      20,255       585
Outstanding, end of period           148,293,082   4,269,872  83,070,958 1,176,909

Total                                148,293,082   4,269,872 121,570,958 2,935,402
Unrealized foreign
     currency translation adjustment           0      40,528           0         0
Total share capital                  148,293,082   4,310,400 121,570,958 2,935,402


Public Offerings

On March 11, 1997, the Company completed a public offering of 2,475,000 (4,950,000 post split)
common shares at $51.00 per share for gross proceeds of $126,225. Expenses of this issue, net of deferred income tax recoveries of $2,508, amounted to $3,066.

On August 29, 1997, the Company completed a public offering of 7,260,000 common shares at $38.50 per share for gross proceeds of $279,510.
Expenses of this issue, net of deferred income tax recoveries of $5,571, amounted to $6,809.

On December 3, 1997, the Company completed a public offering of 38,500,000 subscription rights at $46.00 per right for gross proceeds to the Company of $1.77 billion. Expenses of this issue, net of deferred income tax recoveries of $36,929, amounted to $45,136.

On January 12, 1998, the subscription rights were exchanged for 38,500,000 common shares at $46.00 per share.

On June 4, 1998, all of the special warrants outstanding were exercised without additional payment.

Treasury Issue

On September 24, 1997, the Company completed a private placement of 1,700,000 common shares at $50.10 per share for proceeds of $85,170.

On January 12, 1998, the Company completed a private placement of 17,633,857 common shares at US$31.19 per share for proceeds of US$550,000.

On May 20, 1998, the Company completed a private placement of 8,668,446 special warrants at US$46.14 per warrant. Each special warrant entitled the holder thereof to acquire one common share of the Company.

Subdivision of Common Shares

Effective April 14, 1997, the Company subdivided on a two-for-one basis all of the Company's issued and outstanding common shares and all the Company's common shares reserved for issuance.

10. SUMMARIZED FINANCIAL INFORMATION OF AT&T
CAPITAL CORPORATION

The table below shows summarized consolidated financial information for AT&T Capital
Corporation ("AT&T Capital"), an indirect wholly-owned subsidiary of the Company. The Company has guaranteed ("Guarantee") on a full and unconditional basis the existing registered debt securities and certain other indebtedness of AT&T
Capital. The Company has not disclosed financial statements or other information regarding AT&T
Capital on a stand alone basis since management does not believe that it is material to debt holders due to the Guarantee.

The following summarized consolidated financial information for AT&T Capital has been prepared in accordance with accounting principles generally accepted in Canada.

                                         Nine Months Ended
                                          September 30,
                                              1998
                                                $
Total asset
finance income                               641,156
Operating expenses                           520,794
Operating income before taxes                120,362
Net income for the period                     66,518

                                           September 30,
                                               1998
                                                 $

ASSETSFinance assets held for investment    8,157,289
Operating leases held for investment
  and sale                                  2,442,826
Other assets                                4,296,108
Total Assets                               14,896,223
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities Debt                           12,789,560
Accrued liabilities                           829,890
Total Liabilities                          13,619,450
Total Shareholders' Equity                  1,276,773
Total Liabilities and Shareholders' Equity 14,896,223

Included in total asset finance income is $51.6 million of interest income related to intercompany receivables due from certain subsidiaries of the Company.Included in other assets is $2.9 billion of intercompany receivables due from certain subsidiaries of the Company.The purchase price the Company paid for AT&T Capital has not been "pushed down" to AT&T
Capital's stand alone financial statements.11.
FINANCE ASSETS UNDER MANAGEMENTIncluded in finance assets under management are finance assets which have been securitized or syndicated by the Company and are not reflected on the consolidated balance sheets.

Finance assets under management are as follows:


                             September 30,      June 30,
                                1998              1998
                                  $                 $
Securitized finance assets    13,101,133        12,621,174
Syndicated finance assets      1,943,843         4,047,070
Syndicated finance assets
  of affiliated companies        567,731           600,381
                              15,612,707        17,268,625

12. YEAR 2000 ISSUE

The Year 2000 Issue arises because many
computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in errors when information using
Year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000
Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

Management has developed and is implementing a plan designed to identify and address the expected effects of the Year 2000 Issue on the Company. As at September 30, 1998, the Company has commenced the identification of computer systems that will require modification or replacement. An assessment of the readiness of third parties such as customers, suppliers and others is ongoing.

13. COMPARATIVE AMOUNTS

Certain comparative amounts have been
reclassified to conform to the presentation adopted in the current year.